China Online (Bermuda) Limited
(Incorporated in Bermuda with limited liability)

File No.: 82-3654
Our ref.: LSD/COL

02042454

3rd May, 2002

SUPPL

The Office of International Corporate Financ
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Dear Sirs

CHINA ONLINE (BERMUDA) LIMITED (the "Company")
INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B)
UNDER THE SECURITIES EXCHANGE ACT

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. A notice in connection with change of directors dated 18th March, 2002, published (in the English Language) in Hong Kong iMail and published (in the Chinese Language) in Hong Kong Economic Times, both on 18th March, 2002.

2. An announcement in connection with announcement of results of the Company for the year ended 31st December, 2001 dated 9th April, 2002, published (in the English Language) in Hong Kong iMail and published (in the Chinese Language) in Hong Kong Economic Times, both on 10th April, 2002;

3. 10 copies of 2001 Annual Report;

4. A circular dated 29th April, 2002 in connection with general mandates to repurchase securities and issue shares; and

5. The joint announcement issued by the Company and China Sci-Tech Holdings Limited dated 29th April, 2002, published (in the English Language) in Hong Kong iMail and published (in the Chinese Language) in Hong Kong Economic Times, both on 30th April, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
China Online (Bermuda) Limited

Fung Ching Man, Ada
Company Secretary

Enc.

AF/rc/02121L

中國網絡(百慕達)有限公司
香港灣仔駱克道333號中國網絡中心47字樓
47/F, China Online Centre, 333 Lockhart Road, Wan Chai, Hong Kong SAR
電話 Telephone: (852) 3102-8500 傳真 Fax: (852) 2961-3500

18th March, 2002

Hong Kong iMail

China Online (Bermuda) Limited

(incorporated in Bermuda with limited liability)

CHANGE OF DIRECTORS

The board of directors of China Online (Bermuda) Limited (the "Company") announces that the office held by Mr. Chang Wang as executive director of the Company has been changed to non-executive director of the Company. Mr. Wong Peng Chong has been appointed as executive director of the Company and Mr. Lo Wai On has been appointed as non-executive director of the Company all with effect from 15th March, 2002.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 18th March, 2002

Hong Kong Economic Times

China Online (Bermuda) Limited
中國網絡(百慕達)有限公司*

(於百慕達註冊成立之有限公司)

董事變更

中國網絡(百慕達)有限公司(「本公司」)之董事會宣佈由二零零二年三月十五日起張璜先生已由本公司之執行董事轉任為本公司之非執行董事,王炳忠先生已被委任為本公司之執行董事及勞偉安先生已被委任為本公司之非執行董事。

承董事會命
公司秘書
馮靖文

香港,二零零二年三月十八日

* 中文名稱僅供識別

China Online (Bermuda) Limited
(中國網絡（百慕達）有限公司）*

(於百慕達註冊成立之有限公司)
(網址：http://www.chinaonline.com.hk)
(投資者關係網址：http://www.irasia.com/listco/hk/chinaonline)

業績公佈

截至二零零一年十二月三十一日止年度

本集團之經審核業績

中國網絡(百慕達)有限公司(「本公司」)之董事(「董事」)謹此公佈，本公司及其附屬公司(「本集團」)截至二零零一年十二月三十一日止年度之經審核綜合業績及上年度之比較數字如下：—

	二零零一年 千港元	二零零零年 (重列) 千港元
營業額(附註1)	**2,339,466**	2,663,069
銷售成本	**(2,656,737)**	(2,821,487)
毛虧損	**(317,271)**	(158,418)
投資之(虧損)收益淨額(附註2)	**(230,840)**	1,622,602
其他收入(附註3)	**14,027**	41,653
分銷成本	**(19,549)**	(19,861)
行政支出	**(65,529)**	(63,859)
其他經營支出	**(58,862)**	(93,321)
經營業務(虧損)溢利(附註1)	**(678,024)**	1,328,796
融資成本	**(7,360)**	(13,723)
出售一間聯營公司之收益	**–**	7,800
商譽之已確認減值虧損	**(30,035)**	–
視作收購一間附屬公司額外權益之虧損	**(4,458)**	–
應佔聯營公司之業績	**(12,593)**	(884)
應佔共同控制實體之業績	**(170)**	–
除稅前(虧損)溢利	**(732,640)**	1,321,989
稅項撥回(附註4)	**2,002**	2,161
未計少數股東權益前(虧損)溢利	**(730,638)**	1,324,150
少數股東權益	**13,384**	17,612
本年度(虧損)溢利	**(717,254)**	1,341,762
股息(附註5)	**46,432**	–
每股(虧損)盈利(附註6)		
基本	**(7.72港仙)**	14.45港仙
攤薄	**不適用**	14.45港仙

附註：—

1. **營業額及分項資料：—**

以下為本集團按主要業務及市場地區劃分之營業額及經營業務(虧損)溢利貢獻分析：—

	營業額		經營業務(虧損)溢利貢獻	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
按主要業務：—				
流動電話分銷	**227,636**	427,443	**(53,341)**	(31,395)
買賣證券及投資	**2,097,430**	2,222,759	**(556,666)**	1,394,681
其他	**14,400**	12,867	**(3,040)**	(6,705)
	2,339,466	2,663,069	**(613,047)**	1,356,581
未分攤之其他收入			**4,120**	28,624
未分攤之公司支出			**(69,097)**	(56,409)
經營業務(虧損)溢利			**(678,024)**	1,328,796
按市場地區：—				
香港	**2,163,437**	2,459,105	**(634,493)**	1,367,864
中國內地	**176,029**	203,964	**(43,531)**	(39,068)
	2,339,466	2,663,069	**(678,024)**	1,328,796

業務回顧

二零零一年乃本集團於香港之流動電話分銷業務處境困難之一年。由於經濟及消費市場狀況持續低迷，致使流動電話銷售額較二零零零年下跌72.1%至65,941,000港元。然而，於二零零一年下半年，本集團於香港之流動電話分銷部門星光電訊有限公司(「星光電訊」)，透過推出全新流動電話款式、精心策劃市場推廣計劃，以及成功將產品組合擴展至時尚數碼室內無線電話系列、電腦及視聽產品類別，令其達到較理想之表現。

本集團於中華人民共和國(「中國」)之流動電話分銷部門上海星際通電子通訊產品連鎖銷售有限公司(「上海星際通」)錄得營業額161,695,000港元，較二零零零年下降15.4%。由於市場競爭異常激烈，加上中國頒佈消費者權益保護法規，因而自二零零一年下半年起，上海星際通著手實施一項重組計劃，結束及關閉一些無利可圖之業務及零售店，並致力以「星際通」商標開發其特許經營網絡。上海星際通擬透過一個可控制成本架構，在競爭激烈之流動電話分銷市場穩固其席位。

至於本集團旗下在中國之智能大廈系統集成業務方面，上海得信佳通信設備有限公司(「上海得信佳」)自國內若干主要城市之若干智能大廈系統集成項目錄得收入14,400,000港元，較上年度增長11.9%。作為國內少數持有中國建設部所頒發之甲級認證之智能大廈系統集成商之一，上海得信佳現時正致力多元化其業務，進軍其他系統集成之領域，如智能小區等。

於本年度，本集團在財務工具方面之交易及投資額達2,097,430,000港元，較上年度下降5.6%。誠如本公司截至二零零一年六月三十日止六個月之中期報告所指出，本集團之投資組合在證券市場之價值有所下降，究其原因為本地及全球經濟、尤其是美國經濟在本年度下半年表現放緩。

本集團佔21.7%權益之聯營公司豐泰集團國際有限公司(「豐泰集團」)於截至二零零一年九月三十日止六個月錄得營業額36,253,000港元及股東應佔虧損8,510,000港元，分別較二零零零年同期下降20.1%及54.0%。於截至二零零一年九月三十日止六個月，豐泰集團之聯營公司吉聯(吉林)石油化學有限公司錄得除稅前經營溢利29,300,000港元，豐泰集團分佔其中10,300,000港元，而上年度同期則錄得5,600,000港元。

於本年度結算日，本集團之長線投資組合包括新鴻基有限公司(「新鴻基」)之股份250,180,000股及第一德勝控股有限公司(「德勝」)之股份20,000,000股，分別佔新鴻基及德勝之已發行股本約16.6%及5.1%。於截至二零零一年六月三十日止六個月，新鴻基錄得營業額369,993,000港元及股東應佔溢利154,204,000港元，分別較二零零零年同期增長4.7%及下降25.7%。

流動資金及融資

本集團之非流動資產主要包括總值33,000,000港元之投資物業，總值25,000,000港元之物業、廠房及設備，於聯營公司之權益54,000,000港元，及總值265,000,000港元之長期投資。此等非流動資產主要由股東資金支付。於年度結算日，本集團之流動資產淨值為943,000,000港元。

本集團所有借貸均以短期形式安排，須於一年內償還，並以有價證券作抵押。於年度結算日，本集團並無任何借貸。

於二零零一年十二月三十一日，本集團繼續維持偏低之負債比率(按本集團借貸淨額(扣除現金及銀行結餘)相對股東資金之比例計算)。

本集團只承受輕微之外匯風險，而借貸主要以港元為單位。

資產抵押

於二零零一年十二月三十一日，本集團以名下賬面值合共218,368,000港元(二零零零年：1,425,212,000港元)之資產作為取得一般貸款融資之抵押。

僱員

於年度結算日，本集團僱用311名(二零零零年：610名)僱員。本年度之僱員成本(不包括董事酬金)約為26,915,000港元(二零零零年：22,221,000港元)。本集團確保其僱員之薪酬水平與業界相若，且在本集團之薪金及

按市場地區：—

香港	**2,163,437**	2,459,105	**(634,493)**	1,367,864
中國內地	**176,029**	203,964	**(43,531)**	(39,068)
	2,339,466	2,663,069	**(678,024)**	1,328,796

2. 投資之(虧損)收益淨額：—

	二零零一年 千港元	二零零零年 千港元
出售其他上市投資之收益	**5,292**	2,870,891
商息票據之已變現虧損淨額	**(60,815)**	(359,103)
衍生工具之已變現虧損淨額	**(122,312)**	–
商息票據之未變現虧損淨額	**–**	(89,696)
供買賣投資之未變現虧損淨額	**(25,223)**	(702,034)
衍生工具之未變現虧損淨額	**(4,931)**	–
其他投資之已確認減值虧損	**(22,851)**	(97,456)
	(230,840)	1,622,602

3. 其他收入：—

	二零零一年 千港元	二零零零年 千港元
沒收退休計劃供款	**–**	542
經營租約物業扣除開支75,000港元 (二零零零年：91,000港元)之租金收入	**4,828**	1,562
利息收入	**3,868**	25,336
服務收入	**4,878**	9,897
維修收入	**453**	1,128
其他	**–**	3,188
	14,027	41,653

4. 税項撥回：—

	二零零一年 千港元	二零零零年 千港元
税項(支出)撥回包括：—		
香港利得税		
本年度	**(195)**	–
往年度超額撥備	**–**	2,128
	(195)	2,128
應佔聯營公司之税項	**2,197**	33
	2,002	2,161

香港利得税乃根據本年度之估計應課税溢利按16%之税率計算。

由於本集團於截至二零零零年十二月三十一日止之年度並無任何應課税溢利，故並無在財務報表上提撥香港利得税撥備。

5. 股息：—

	二零零一年 千港元	二零零零年 千港元
二零零零年十二月三十一日止年度已派付之末期股息每股普通股0.5港仙 (一九九九年：無)	**46,432**	–

董事不建議派付截至二零零一年十二月三十一日止年度之末期股息。

6. 每股(虧損)盈利：—

每股基本(虧損)盈利及每股攤薄盈利乃根據下列數據計算：—

	二零零一年 千港元	二零零零年 千港元
計算每股基本(虧損)盈利及每股攤薄盈利所依據之(虧損)盈利	**(717,254)**	1,341,762
	股份數目	股份數目
計算每股基本(虧損)盈利所依據之普通股份加權平均數	**9,286,462,072**	9,284,793,767
潛在攤薄影響之普通股份：—		
購股權		855,804
認股權證		–
計算每股攤薄盈利所依據之普通股份加權平均數		9,285,649,571

在計算二零零零年每股攤薄盈利時，由於認股權證之行使價高於股份平均市價，因此假設本公司尚未行使之認股權證不獲行使。

由於行使本公司尚未行使之認股權證之行使價高於股份平均市價而將減少每股虧損，故期間並無呈報攤薄每股虧損。

7. 比較數字：—

由於本年度採納新訂及經修訂的會計實務準則，因此若干比較數字亦已重列，以合符本年度之呈列方式。

財務業績

本集團截至二零零一年十二月三十一日止年度之營業額為2,339,466,000港元，較二零零零年之營業額減少12.2%。本集團錄得截至二零零一年十二月三十一日止年度之股東應佔虧損淨額為717,254,000港元，相對於二零零零年同期錄得之溢利淨額為1,341,762,000港元。

*中文名稱僅供識別

於二零零一年十二月三十一日，本集團以名下賬面值合共218,368,000港元(二零零零年：1,425,212,000港元)之資產作為取得一般貸款融資之抵押。

僱員

於年度結算日，本集團僱用311名(二零零零年：610名)僱員。本年度之僱員成本(不包括董事酬金)約為26,915,000港元(二零零零年：22,221,000港元)。本集團確保其僱員之薪酬水平與業界相若，且在本集團之薪金及獎金制度之整體規劃下僱員之報酬均與其表現掛鈎。

展望

儘管市場競爭激烈，星光電訊仍成功取得多個受歡迎品牌之分銷權，包括摩托羅拉(流動電話)、大宇(數碼室內無線電話系列及液晶體顯示器)及東芝(數碼相機)。星光電訊將一方面鞏固其流動電話分銷業務(摩托羅拉及阿爾卡特)地位，另一方面繼續探索有利可圖之產品系列，包括數碼相機、DVD-ROM及其他電腦產品及配件。

隨著中國經濟平穩而持續地發展，加上中國流動電話及電腦用戶市場之普及率偏低及中國加入世界貿易組織等大好形勢，中國市場將繼續為全球製造商及經銷商帶來大量黃金機遇。如何在競爭激烈之中國市場鞏固市場地位，將是上海星際通及上海得信佳於二零零二年之當務工作。

全球經濟(尤其是美國及本地經濟)日益衰退、證券市場震盪加劇，預示著二零零二年又將是一個動盪而充滿挑戰之年度。為迎接未來之挑戰、把握機遇，本集團將進一步重組其業務、加強成本控制，並在項目投資上保持謹慎。

股息

於本年度，本公司並無派付任何中期股息(二零零零年：無)。董事不建議派付二零零一年年度之末期股息(二零零零年：每股0.5港仙)。

購買、出售及贖回上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事認為，本公司於截至二零零一年十二月三十一日止年度內已遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之最佳應用守則之規定，惟本公司之獨立非執行董事並無特定委任年期，但須根據本公司之組織章程輪值告退。本公司參考香港會計師公會頒佈之「成立審核委員會之指引」及根據最佳應用守則第14段，於一九九九年一月二十九日設立審核委員會。

在聯交所網頁上刊登全年業績

本集團截至二零零一年十二月三十一日止年度之年報載有上市規則附錄16第45(1)至45(3)段所規定之全部資料，稍後將在適當時間在聯交所之網頁上刊登。

承董事會命
主席
羅永傑

香港，二零零二年四月九日

股東週年大會通告

茲通告本公司謹訂於二零零二年五月三十一日(星期五)上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東週年大會，藉以討論下列事項：—

1. 省覽及考慮截至二零零一年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。
2. 重選董事並授權董事釐定其酬金。
3. 重新委聘核數師並授權董事釐定其酬金。

承董事會命
公司秘書
馮靖文

香港，二零零二年四月九日

附註：—

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，如委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓，逾期無效。

China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)

(website: http://www.chinaonline.com.hk)

(investor relation website: http://www.irasia.com/listco/hk/chinaonline)

ANNOUNCEMENT OF RESULTS

For the year ended 31 December 2001

AUDITED RESULTS OF THE GROUP

The directors (the "Directors") of China Online (Bermuda) Limited (the "Company") announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 together with last year's comparative figures as follows:–

	2001 HK$'000	2000 (Restated) HK$'000
Turnover *(Note 1)*	2,339,466	2,663,069
Cost of sales	(2,656,737)	(2,821,487)
Gross loss	(317,271)	(158,418)
Net (losses) gains on investments *(Note 2)*	(230,840)	1,622,602
Other revenue *(Note 3)*	14,027	41,653
Distribution costs	(19,549)	(19,861)
Administrative expenses	(65,529)	(63,859)
Other operating expenses	(58,862)	(93,321)
(Loss) profit from operations *(Note 1)*	(678,024)	1,328,796
Finance costs	(7,360)	(13,723)
Gain on disposal of an associate	–	7,800
Impairment loss recognised in respect of goodwill	(30,035)	–
Loss on deemed acquisition of additional interest in a subsidiary	(4,458)	–
Share of results of associates	(12,593)	(884)
Share of results of a jointly controlled entity	(170)	–
(Loss) profit before taxation	(732,640)	1,321,989
Tax credit *(Note 4)*	2,002	2,161
(Loss) profit before minority interests	(730,638)	1,324,150
Minority interests	13,384	17,612
(Loss) profit for the year	(717,254)	1,341,762
Dividends *(Note 5)*	46,432	–
(Loss) earnings per share *(Note 6)*		
Basic	(7.72 HK cents)	14.45 HK cents
Diluted	N/A	14.45 HK cents

Notes:–

1. **Turnover and segment information:–**

An analysis of the Group's turnover and contribution to (loss) profit from operations by principal activity and geographical market for the year are as follows:–

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Contribution to (loss) profit from operations 2001 HK$'000	Contribution to (loss) profit from operations 2000 HK$'000
By principal activity:–				
Mobile phone distribution	227,636	427,443	(53,341)	(31,395)
Securities trading and investments	2,097,430	2,222,759	(556,666)	1,394,681
Others	14,400	12,867	(3,040)	(6,705)
	2,339,466	2,663,069	(613,047)	1,356,581
Unallocated other revenue			4,120	28,624
Unallocated corporate expenses			(69,097)	(56,409)
(Loss) profit from operations			(678,024)	1,328,796
By geographical market:–				
Hong Kong	2,163,437	2,459,105	(634,493)	1,367,864
Mainland China	176,029	203,964	(43,531)	(39,068)
	2,339,466	2,663,069	(678,024)	1,328,796

2. **Net (losses) gains on investments:–**

	2001 HK$'000	2000 HK$'000
Gain on disposal of other listed investments	5,292	2,870,891
Net realised loss on equity linked notes	(60,815)	(359,103)
Net realised loss on derivatives	(122,312)	–
Net unrealised loss on equity linked notes	–	(89,696)
Net unrealised loss on trading investments	(25,223)	(702,034)
Net unrealised loss on derivatives	(4,931)	–
Impairment losses recognised in respect of other investments	(22,851)	(97,456)
	(230,840)	1,622,602

3. **Other revenue:–**

	2001 HK$'000	2000 HK$'000
Forfeited pension scheme contribution	–	542
Rental income from properties under operating leases after outgoings of HK$75,000 (2000: HK$91,000)	4,828	1,562
Interest income	3,868	25,336
Service income	4,878	9,897
Maintenance income	453	1,128
Others	–	3,188
	14,027	41,653

4. **Tax credit:–**

	2001 HK$'000	2000 HK$'000
The (charge) credit comprises:–		
Hong Kong Profits Tax		
Current year	(195)	–
Overprovision in prior years	–	2,128
	(195)	2,128
Share of taxation of associates	2,197	33
	2,002	2,161

Hong Kong Profits Tax was calculated at 16% on the estimated assessable profits for the year.

No provision for Hong Kong Profits Tax has been made in the financial statements for the year ended 31 December 2000 as the Group has no assessable profit

5. **Dividends:–**

	2001 HK$'000	2000 HK$'000
Final dividend paid in respect of the year ended 31 December 2000 of 0.5 HK cents (1999: Nil) per ordinary share	46,432	–

The directors do not recommend the payment of a final dividend for the year ended 31 December 2001.

6. **(Loss) earnings per share:–**

The calculation of basic (loss) earnings per share and diluted earnings per share is based on the following data:–

	2001 HK$'000	2000 HK$'000
(Loss) earnings for the purposes of basic (loss) earnings per share and diluted earnings per share	(717,254)	1,341,762
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic (loss) earnings per share	9,286,462,072	9,284,793,767
Effect of dilutive potential ordinary shares:–		
Options		855,804
Warrants		–
Weighted average number of ordinary shares for the purposes of diluted earnings per share		9,285,649,571

The computation of diluted earnings per share for 2000 does not assume the exercise of the Company's outstanding warrants as the exercise price of the warrants was higher than the average market price for shares.

Diluted loss per share for the current year is not presented, as the exercise price of the Company's outstanding warrants was higher than the average market price for shares would reduce the loss per share.

7. **Comparative amounts:–**

Due to the adoption of new and revised SSAPs during the current year, certain comparative amounts have been reclassified to conform with the current year presentation.

FINANCIAL RESULTS

Turnover of the Group for the year ended 31 December 2001 was HK$2,339,466,000 representing a 12.2% drop as compared to that of the year 2000. The Group recorded a net loss attributable to shareholders of HK$717,254,000 for the year ended 31 December 2001, versus a net profit of HK$1,341,762,000 recorded for the year 2000.

REVIEW OF OPERATIONS

The year 2001 was a difficult year for the Group's mobile handset distribution business in Hong Kong. Owing to the continuing sluggish economic and consumer market conditions, the mobile handset sales dropped by 72.1% to HK$65,941,000 as compared to that of the year 2000. However, with the launching of new mobile handset models, well-planned marketing programs and the success in extending its product portfolio to trendy DECT series, computer and AV categories, Star Telecom Limited ("Star Telecom"), the Group's mobile handset distribution arm in Hong Kong, has achieved better performance in the second half of the year 2001.

Of the Group's mobile handset distribution arm in the People's Republic of China (the "PRC"), 上海星輝通電子通訊產品連鎖銷售有限公司 (Shanghai Tristar Telecom Co., Ltd. ("Shanghai Tristar")), has recorded a turnover of HK$161,695,000 representing a decrease of 15.4% as compared to the year 2000. Operating in an already highly competitive market and with the promulgation of legislations in consumer protection in the PRC, starting from the second half of the year 2001, Shanghai Tristar has embarked a restructuring program of closing down non-performing operations and retail outlets and heading towards the development of its franchising network under its trademark of "Tristar". Shanghai Tristar aims to secure its market position in the highly competitive mobile handset distribution market at a controllable cost structure.

Regarding the Group's intelligent building system integration operation in the PRC, 上海得信佳通信設備有限公司 (Shanghai Tricom Telecom Equipment Co., Ltd. ("Shanghai Tricom")), has recorded a revenue generated from several projects of intelligent building system integration in certain major cities of the PRC of HK$14,400,000, representing an increase of 11.9% as compared to last year. Being one of the few intelligent building system integrators in the PRC that holds a Grade A certificate licensed by Ministry of Construction, the PRC, Shanghai Tricom is working towards diversifying into other area of system integrations such as intelligent zone, etc.

The turnover of trading and investment in financial instruments of the Group during the year amounted to HK$2,097,430,000 representing a decrease of 5.6% as compared to last year. As pointed out in the Company's Interim Report for the six months ended 30 June 2001, the Group's investment portfolio was suffered from the declines in values of the stock markets attributable to the slowing down of the local and global economies, particularly in the USA in the latter part of the year.

The Group's 21.7% associated company, Millennium Group Limited ("MGL") has reported a turnover of HK$36,253,000 and a loss attributable to shareholders of HK$8,510,000 for the six months ended 30 September 2001 representing respective decrease of 20.1% and 54.0% as compared to the corresponding period in year 2000. During the six months ended 30 September 2001, MGL's associated company, Jilian (Jilin) Petrochemicals Limited recorded an operating profit before taxation of HK$29.3 million of which MGL's share was HK$10.3 million as compared to HK$5.6 million for the corresponding period.

As at the year end date, the Group has a long term investment portfolio comprising 250,180,000 shares of Sun Hung Kai & Co. Limited ("SHK & Co") and 20,000,000 shares of Takson Holdings Limited ("THL"), representing approximately 16.6% and 5.1% in the issued share capital of SHK & Co and THL, respectively. Of SHK & Co. it has recorded a turnover of HK$369,993,000 and a profit attributable to shareholders of HK$154,204,000 for the six months ended 30 June 2001, representing respective increase of 4.7% and decrease of 25.7% as compared to the corresponding period in year 2000.

LIQUIDITY AND FINANCING

The Group's non-current assets comprised mainly of investment properties of HK$33 million, property, plant and equipment of HK$25 million, interests in associates of HK$54 million, long term investments of HK$265 million. These non-current assets were principally financed by shareholders' funds. As at the year end date, the Group has a net current assets of HK$943 million.

All of the Group's borrowings are arranged on short term basis, repayable within 1 year and secured by marketable securities. As at the year end date, the Group has no borrowings.

As at 31 December 2001, the Group continued to maintain an insignificant gearing ratio, calculated on the basis of the Group's net borrowing (after deducting cash and bank balances) over shareholders' funds.

The Group has little foreign exchange exposure and the borrowings were mainly denominated in Hong Kong Dollars.

CHARGE ON GROUP ASSETS

As at 31 December 2001, the Group had pledged assets with aggregate carrying value of HK$218,368,000 (2000: HK$1,425,212,000) to secure general loan facilities.

EMPLOYEES

The Group employed 311 (2000: 610) employees at the year end date. Employees' cost (excluding Directors' emoluments) amounted to approximately HK$26,915,000 (2000: HK$22,221,000) for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system.

PROSPECTS

Despite keen competition in the market, Star Telecom has successfully concluded more distribution rights of popular brands including Motorola for its mobile handset, Daewoo for its DECT series and LCD monitors, and Toshiba for its digital camera. Star Telecom on one hand will continue to strengthen its position in the distribution business of mobile handset for Motorola and Alcatel, and, on the other hand, continue to search for profitable product lines including digital cameras, DVD-ROMs and other computer products and accessories.

With the steady and sustained economic growth, low penetration mobile phone and computer users market and its entry into the World Trade Organization, the PRC market continues to provide a golden business opportunity for global manufacturers and traders. It will be the task of Shanghai Tristar and Shanghai Tricom in year 2002 to strengthen their market position in the already competitive PRC markets.

The year of 2002 is expected to be another volatile and challenging year, which was symbolized by global economic recession and increasing volatility in stock markets, especially in the US and the local economy. The Group will continue to further restructure its operations, control its costs and prudently invest in project so as to keep it ahead for the challenges and opportunities lying beyond.

DIVIDENDS

No interim dividend was paid during the year (2000 : Nil). The Directors do not recommend the payment of a final dividend in respect of the year 2001 (2000 : 0.5 HK cents per share).

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of any listed securities of the Company during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company had compiled throughout the year ended 31 December 2001 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's bye-laws. The Company established an audit committee on 29 January 1999 with reference to "A Guide For The Formation Of An Audit Committee" issued by the Hong Kong Society of Accountants and in accordance with paragraph 14 of the Code of Best Practice.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The annual report of the Group for the year ended 31 December 2001 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Law Wing Kit, Stephen
Chairman

Hong Kong, 9 April 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Friday, 31 May 2002 at 10:00 a.m. for the following purposes:-

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001.
2. To re-elect Directors and authorise the Directors to fix their remuneration.
3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 9 April 2002

Notes:–

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.